Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: February 1st, 2007

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-        Press release on first quarter fiscal 2007 earnings

Q1 Fiscal year 2007

earnings report

CONSOLIDATED FINANCIAL STATEMENTS

See accompanying notes to unaudited consolidated interim financial statements.	2
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Interim Report on the Consolidated Financial Statements of EPCOS AG at December 31, 2006

About EPCOS

EPCOS AG is a leading manufacturer of electronic components and modules headquartered in Munich. With its very broad portfolio EPCOS offers a comprehensive range of products from a single source and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, automotive electronics, industrial electronics and consumer electronics. The EPCOS Group has design, manufacturing and marketing facilities in Europe, Asia, and in North and South America.

Electronic components are found in virtually every electrical and electronic product and are indispensible for their flawless operation. Products from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2006 (October 1, 2005, to September 30, 2006), EPCOS posted sales of EUR 1.31 billion. At September 30, 2006, the company employed about 17,900 people worldwide.

Accounting Principles

EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP).

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our three reportable segments and of the EPCOS Group as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net loss/income plus (minus) minority interest, provision for income tax and the interest result, net.

See accompanying notes to unaudited consolidated interim financial statements.	3
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Q1 2007:

Sales and earnings up significantly year on year

•	New orders: EUR 368 million, up 10 percent year on year, up 9 percent sequentially

•	Sales: EUR 334 million, up 10 percent year on year, down 4 percent sequentially

•	EBIT: plus EUR 17 million (Q1 2006: plus EUR 3 million; Q4 2006: plus EUR 17 million)

New orders rose significantly both year on year and sequentially in the first quarter of fiscal 2007 (October 1 through December 31, 2006). Sales once again experienced double-digit growth compared with the same period a year ago. It weakened slightly compared with the strong previous quarter. Earnings before interest and tax (EBIT) were much higher than in the first quarter of the previous year and again on a par with the figure posted in the preceding quarter.

1. New orders and sales compared with Q4 2006

(EUR million)	Q4 2006	± in %	Q1 2007
New orders	338	+9	368
Sales	350	–4	334

1.1. New orders

New orders climbed 9 percent to EUR 368 million in Q1 2007.

The main reason for this increase was that industrial electronics manufacturers ordered about 30 percent more than in the previous quarter. This volume includes substantial longer term orders – for example for aluminum electrolytic capacitors to be used in wind generators – that extend over several quarters. New orders from automotive electronics customers were also considerably higher (up by about 20 percent), largely due to stronger demand for piezo actuators for diesel injection systems. Distributors of components also increased their order volume by 20 percent. By contrast, orders from customers in the information and communications technology industry fell by 20 percent. Lower seasonal demand for components for mobile communication devices was the main reason for this drop.

Regionally, most of the volume increase in orders from the industrial and automotive electronics segments came from Germany, where orders grew about 30 percent sequentially. Orders were up (by 6 percent) in the other European countries too. In contrast, lower demand for products for use in information and communications technology led to a decline in new orders, especially in Asia (minus 11 percent) and the NAFTA region (minus 4 percent).

See accompanying notes to unaudited consolidated interim financial statements.	4
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

1.2. Sales

After a strong previous quarter, sales decreased by 4 percent to EUR 334 million.

EPCOS sold fewer products for consumer electronics and telecommunications applications and via distributors than in the previous quarter. This decline was primarily due to inventory adjustments – in part in relation to our customers’ year-end closing. Higher sales of products for the automotive electronics industry did not offset this trend.

Regionally, EPCOS was able to boost its sales only in Europe without Germany (plus 5 percent). Sales remained stable in Germany but were down sequentially in both Asia and the NAFTA region (by more than 10 percent in either case).

1.3. Sales by business segments

(EUR million)	Q4 2006	± in %	Q1 2007
Capacitors and Inductors	125	–3	121
Ceramic Components	114	–3	111
SAW Components	111	–8	102

Sequentially, sales declined in all three business segments.

In the Capacitors and Inductors segment, sales of inductors increased slightly. However, weaker demand from the consumer electronics sector drove down sales of film capacitors. At Ceramic Components, sales of piezo actuators and sensors for automotive applications rose, but were unable to compensate for lower sales of other ceramic components. Sales dropped most sharply in the Surface Acoustic Wave (SAW) Components segment. Weak demand for SAW filters for use in multimedia devices toward the end of the quarter was the principal reason. Sales of RF modules for UMTS mobiles, for example, were also down. Although these third-generation handsets have not yet become as well established on the market as expected, this situation is likely to improve in the coming months.

2. New orders and sales compared with Q1 2006

(EUR million)	Q1 2006	± in %	Q1 2007
New orders	335	+10	368
Sales	305	+10	334

2.1. New orders

Year on year, both new orders and sales increased by 10 percent in the quarter under review.

Orders from the automotive electronics sector climbed by nearly 50 percent – the strongest growth in any of the industries served. This development was driven above all by growing demand for piezo actuators and by increasing electronic content in vehicles. Significant gains were also recorded in new orders from industrial electronics customers (more than 20 percent) and from distributors (7 percent). On the other hand, orders from the consumer electronics and the information and communications technology industries decreased

See accompanying notes to unaudited consolidated interim financial statements.	5
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

compared with a very strong Q1 2006 (minus 21 percent and minus 16 percent, respectively). In the previous fiscal year, the order intake from consumer electronics was lifted by very high expectations about product sales in relation to major sporting events in 2006 (the Winter Olympic Games and the soccer World Cup).

The trend witnessed in the industries served is also reflected in the regional breakdown in orders. Year-on-year growth in new orders was strongest in Germany, at well over 40 percent. Growth by 9 percent was posted in the other European countries, whereas order volumes declined by more than 10 percent in both Asia and the NAFTA region.

2.2. Sales

Year-on-year sales were up 10 percent in Q1 2007. Nearly all industries served and almost all regions contributed to this increase. Most notably, sales growth reached about 20 percent in the automotive and industrial electronics industries and (in regional terms) in Germany and the other European countries. This expansion more than offset declining sales of products for the consumer electronics industry (minus 15 percent) and to the NAFTA region (minus 12 percent).

2.3. Sales by business segment

(EUR million)	Q1 2006	± in %	Q1 2007
Capacitors and Inductors	109	+11	121
Ceramic Components	97	+14	111
SAW Components	98	+3	102

Compared with the same period a year ago, sales increased in all business segments in Q1 2007.

Growth was strongest at Ceramic Components, where sales climbed 14 percent to EUR 111 million. Alongside the higher volume of piezo actuators, sales of sensors and sensor systems were the main driver of this growth. These products are used to measure the temperature of operating fluids in household appliances, for example, as well as in automotive electronics applications.

At Capacitors and Inductors, sales rose 11 percent to EUR 121 million. Virtually all product groups in this segment contributed to this growth. Business with components for industrial electronics applications was the mainstay of this increase, however. Development was especially positive in sales of aluminum electrolytic capacitors and inductors. Demand was also very strong for film capacitors for use in energy-saving lamps, for instance.

In the SAW Components segment, sales were up 3 percent year on year to EUR 102 million. The bulk of this growth came from business with SAW filters for mobile communications devices, which more than offset the drop in sales of SAW filters for multimedia applications. The latter decline was caused essentially by two factors. One is that the sales figures in fiscal 2006 were relatively strong (as explained in section 2.1). The other is that manufacturers of TV tuners have scaled back production in order to adjust their inventories. At the same time, EPCOS’ business with modules for wireless LAN applications in notebooks, for example, continued to develop positively.

See accompanying notes to unaudited consolidated interim financial statements.	6
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

3. Earnings

3.1. EBIT by business segments

(EUR million)	Q1 2006	Q4 2006		Q1 2007
Capacitors and Inductors	-6.4	-4.2	*	+2.1
Ceramic Components	-2.7	+5.3		+0.3
SAW Components	+12.4	+15.7		+14.7

*	Including restructuring costs of nearly EUR 6 million for the termination of the UltraCap® activities

The Capacitors and Inductors segment recorded earnings before interest and tax (EBIT) of plus EUR 2 million in Q1 2007. While earnings in the previous quarter were burdened by restructuring costs of nearly EUR 6 million for the termination of UltraCap® activities, steps to reduce resources were already beginning to improve earnings in the quarter under review. The same is true of the ongoing relocation of production activities in this segment. Accordingly, the segment was able to absorb the negative impact of lower sales on earnings.

Ceramic Components recorded a balanced EBIT figure for the period under review. Negative effects came from a lower sales volume and a less favorable product mix than in the previous quarter. The latter is due to the strong rise in piezo actuator business, for which the earnings situation remains unsatisfactory.

The SAW Components segment once again posted positive double-digit EBIT of approximately EUR 15 million. Inventory build-ups offset most of the negative impact of declining sales.

3.2. Group earnings

(EUR million)	Q1 2006	Q4 2006		Q1 2007
EBIT	+3.3	+16.8	*	+17.1
After-tax earnings	+0.8	+12.2		+13.1
Earnings per share (in euros)	+0.01	+0.19		+0.20

*	Including restructuring costs of nearly EUR 6 million for the termination of the UltraCap® activities

EBIT for the EPCOS Group totaled about EUR 17 million in the quarter under review. After-tax earnings were EUR 13 million. Earnings per share were plus 20 eurocents.

Net cash flow stood at about EUR 11 million in Q1 2007. This figure is attributable to positive after-tax earnings and receipt of the final installment (EUR 7 million) from the sale of the tantalum capacitors business. By contrast, inventory build-ups had a negative impact as they increased net working capital.

See accompanying notes to unaudited consolidated interim financial statements.	7
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

4. Outlook

EPCOS expects second-quarter sales to remain stable on the whole compared with Q1 2007. Due to seasonal influences, sales of products for mobile communications devices and consumer electronics applications are likely to decline. However, growth in business with other industries served – especially with the automotive electronics industry and with distributors – should make up for this decline. In light of the less favorable product mix, EPCOS expects EBIT in Q2 2007 to be somewhat below the level of the quarter just ended.

For fiscal 2007 as a whole, EPCOS continues to expect higher sales, positive EBIT in all business segments, and a further improvement in Group EBIT. The company also expects to realize a significantly positive net cash flow.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects,” “anticipates,” “intends,” “will,” or similar expressions are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate. They are subject to a number of external risk factors, over which EPCOS has very limited influence. They may include slower growth in significant markets, changes in our customers’ industries, changes in our relationships with our customers, the ability to realize cost reductions, or general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

See accompanying notes to unaudited consolidated interim financial statements.	8
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months ended December 31, 2006 and 2005

(EUR thousand, except per share data)

	3 months ended Dec. 31
	2006	2005
Net sales from continuing operations
Third parties	332,911	260,850
Related parties	1,473	43,937

Total net sales	334,384	304,787
Cost of goods sold	(273,291)	(255,050)

Gross profit	61,093	49,737

Research and development expenses	(16,425)	(18,181)
Marketing and selling expenses	(25,845)	(26,601)
General and administrative expenses	(3,115)	(3,028)

	(45,385)	(47,810)

Operating income	15,708	1,927
Interest income	2,011	689
Interest expense	(3,558)	(3,465)
Foreign exchange losses, net	(1,406)	(204)
Other income, net	2,670	879
Share of net income of unconsolidated affiliates	129	701

Income from continuing operations before income taxes and minority interest	15,554	527
Provision for income taxes	(2,427)	335
Minority interest	(22)	(90)

Income from continuing operations	13,105	772

Loss from discontinued operations, net of income taxes	(25)	(4,003)

Net income (loss)	13,080	(3,231)

Earnings per share (basic)
From continuing operations	0.20	0.01
From discontinued operations	0.00	(0.06)
Earnings per share (diluted)
From continuing operations	0.19	0.01
From discontinued operations	0.00	(0.06)
Reconciliation of net income to EBIT
Net income	13,105	772
Minority interest	22	90
Provision for income taxes	2,427	(335)

Income before income taxes and minority interest	15,554	527

Interest expense, net	1,547	2,776

EBIT	17,101	3,303

See accompanying notes to unaudited consolidated interim financial statements.	9
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of December 31, 2006 and September 30, 2006

(EUR thousand, except share data)

	Dec. 31, 2006	Sep. 30, 2006
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	275,848	268,851
Accounts receivable, net	186,346	217,074
Inventories, net	240,518	213,808
Prepaid expenses and other current assets	41,108	45,264
Deferred income taxes	6,703	6,446
Assets held for sale	5,970	15,572

Total current assets	756,493	767,015

Property, plant and equipment, net	490,515	493,378
Intangible assets, net	14,735	15,436
Deferred income taxes	94,526	94,036
Other assets	31,442	44,678

Total assets	1,387,711	1,414,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	130,803	153,460
Accrued expenses and other current liabilities	108,521	113,911
Short-term borrowings	88,126	89,265
Current portion of long-term debt	26,082	24,990
Deferred income taxes	14,553	14,424
Liabilities held for sale	4,100	14,322

Total current liabilities	372,185	410,372

Long-term debt, excluding current installments	193,009	194,752
Pension liabilities	171,290	168,816
Deferred income taxes	16,736	16,827
Other liabilities	44,274	46,027
Minority interest	1,702	2,055

Total liabilities	799,196	838,849

Shareholders’ equity
Share capital, – 96,280,000 shares authorized, 65,300,000 shares issued and outstanding at December 31, 2006 and at September 30, 2006	65,300	65,300
Additional paid-in capital	256,333	256,127
Retained earnings	321,505	308,425
Accumulated other comprehensive loss	(54,623)	(54,158)

Total shareholders’ equity	588,515	575,694

Total liabilities and shareholders’ equity	1,387,711	1,414,543

See accompanying notes to unaudited consolidated interim financial statements.	10
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 3 months ended December 31, 2006 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive Income/(loss)	Total shareholders’ equity
Balances as of September 30, 2006	65,300	256,127	308,425	(54,158)	575,694
Comprehensive Income:
Net Income	—	—	13,080	—	13,080
Currency translation adjustment	—	—	—	(154)	(154)
Cash flow hedges (net of tax of 132)	—	—	—	(402)	(402)
Reclassification of gains from Cash flow hedges to net income (net of tax of 13)	—	—	—	(40)	(40)
Unrealized gains on securities (net of tax of 4)	—	—	—	52	52
Reclassification of losses from securities to net income (net of tax of 26)	—	—	—	79	79

Total comprehensive Income					12,615

Share based payment	—	206	—	—	206

Balances as of December 31, 2006	65,300	256,333	321,505	(54,623)	588,515

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED
For the 3 months ended December 31, 2005 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive Income/(loss)	Total shareholders’ equity
Balances as of September 30, 2005	65,300	254,833	287,248	(50,888)	556,493
Comprehensive Loss:
Net Loss	—	—	(3,231)	—	(3,231)
Currency translation adjustment	—	—	—	(208)	(208)
Cash flow hedges (net of tax of 432)	—	—	—	1,291	1,291
Reclassification of gains from Cash flow hedges to net income (net of tax of 6)	—	—	—	(20)	(20)
Unrealized gains on securities (net of tax of 2)	—	—	—	313	313

Total comprehensive Loss					(1,855)

Balances as of December 31, 2005	65,300	254,833	284,017	(49,512)	554,638

See accompanying notes to unaudited consolidated interim financial statements.	11
EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

For the 3 months ended December 31, 2006 and 2005 (EUR thousand)

	3 months ended Dec. 31
	2006	2005
Cash flows from operating activities
Net income/(loss)	13,080	(3,231)
Adjustment to reconcile net loss/income to net cash provided by operating activities
Depreciation and amortization	28,468	32,392
Provision for doubtful accounts	(170)	(103)
Loss on sale of property, plant and equipment	21	73
Deferred income tax	(742)	(5,740)
Share of net income of unconsolidated affiliates and equity companies	(129)	(701)
Minority interest	22	90
Other non cash items	1,250	2,397
Changes in assets and liabilities, excluding effects of acquisitions
Increase in inventories	(24,496)	(10,183)
Decrease in accounts receivable	36,534	7,273
Increase in prepaid expenses and other current assets	(2,855)	(2,415)
Decrease in accounts payable	(32,912)	(1,554)
(Decrease)/Increase in other liabilities	(1,696)	1,242
Decrease in accrued expenses and other current liabilities	(5,325)	(6,505)
Increase in pension liabilities	2,588	2,433
Decrease/(Increase) in other assets	855	(4,407)

Net cash provided by operating activities	14,493	11,061

Cash flows from investing activities
Capital expenditures	(24,488)	(24,921)
Proceeds from sale of investment securities	12,280	—
Proceeds from sale of equipment	1,667	607
Investments in associated and unconsolidated companies	—	(3,017)
Net proceeds from sale/disposition of businesses	6,775	—

Net cash used in investing activities	(3,766)	(27,331)

Cash flows from financing activities
(Net decrease)/increase in short-term borrowings	(2,015)	1,230
Proceeds from borrowing of long-term debt	935	3,131
Principal payments under capital leasing obligations	—	(12)
Principal payments on long-term debt	(2,029)	(921)

Net cash provided by (used in) financing activities	(3,109)	(3,428)

Effect of exchange rate changes on cash	(621)	607
Increase/(Decrease) in cash and cash equivalents	6,997	(12,235)
Cash and cash equivalents at beginning of fiscal year	268,851	193,438

Cash and cash equivalents at end of period	275,848	181,203

See accompanying notes to unaudited consolidated interim financial statements.	12
EPCOS AG

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

General explanations

The unaudited interim consolidated financial statements as of and for the three-month periods ended December 31, 2006, and 2005 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All intercompany balances and transactions as well as all intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006 included in the Company’s Annual Report for 2006.

Related party transactions

In March 2006 Siemens AG sold its 12.5% (plus one share) stake in EPCOS AG. Panasonic Electronic Devices Europe GmbH sold its 12.5% (plus one share) stake in EPCOS AG in October 2006.

Both companies are included in the related party transactions only for the period up to their sale for fiscal 2007 and fiscal 2006.

Options granted to employees

As of October 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS No. 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant date, fair-value-based measurement method in accounting for share-based payment transactions. Equity classified awards are measured at fair value at the grant date, whereas related compensation cost is recognized based on the estimated number of instruments to be issued. For its equity classified awards, the Company applies the modified prospective transition method. Under this method, compensation cost recognized in fiscal 2007 includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of October 1, 2005, based on the grant date fair value estimated in accordance with SFAS No. 123, and (ii) compensation cost for all share-based payments granted subsequent to October 1, 2005, based on grant date fair value estimated in accordance with SFAS No. 123R.

In the first quarter of fiscal 2007 and 2006 compensation expense of EUR 0.206 million and EUR 0.320 million from stock based compensation was recorded.

See note 4 for further information on stock-based compensation.

13
EPCOS AG

2. Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This Statement requires companies with one or more single-employer defined benefit plans, among other things, to

a.	Recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value and the benefit obligation - in its statement of financial position.

b.	Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs.

c.	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position.

As of September 30, 2006, for the principal pension benefit plans and other postretirement plans, the net amount of actuarial gains and losses and prior service cost and benefits not recognized in equity before related taxes, totaled EUR 15 million.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN No. 48), to create a single model to address accounting for uncertainty in tax positions. FIN No. 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN No. 48 as of fiscal year 2008 as required. The Company is currently evaluating the effects, if any, the adoption of FIN No. 48 will have on the Company’s financial position and results of operations.

14
EPCOS AG

3. Discontinued operations

On December 12, 2005, EPCOS signed a contract to sell its Tantalum Capacitor Business Unit to Kemet Corporation, Greenville/USA (“Kemet”). The sale includes the plants in Évora, Portugal and parts of the activities in Munich and Heidenheim, Germany. EPCOS closed the deal transfering its Tantalum Capacitor Business on September 30, 2006. The results of the Tantalum Capacitor Business are shown as discontinued operations for all periods presented.

In the first quarter of fiscal 2007 and 2006, the discontinued operations’ net sales were EUR 7.885 million and EUR 22.822 million, respectively. Loss before income taxes and after minority interests reported in discontinued operations amounted to EUR 0.035 million for first quarter of fiscal 2007 (EUR 6.789 million for the same quarter in the prior fiscal year).

As a further component of the sale a Manufacturing and Supply Agreement was signed. Per agreement EPCOS continued to produce Tantalum Capacitors in Heidenheim for sale to Kemet. The related production equipment was sold to Kemet at the end of the contract period. Assets and liabilities related to the Tantalum Capacitors Business, and not yet transferred at the balance sheet date, are classified as held for sale at December 31, 2006. These assets and liabilities result from the ongoing support of the supply agreement which is expected to expire on March 31, 2007. The ongoing support serves to help ensure the transition of customers and sales infrastructure to the buyer.

Cash Flows relating to the discontinued operations for the quarter ended December 31, 2006 amounted to EUR plus 6.1 million. For the quarter ended December 31, 2006 cash provided by operating activities amounted to EUR minus 0.7 million and EUR plus 6.8 million in investing activities. Cash Flows relating to the discontinued operations for the quarter ended December 31, 2005 amounted to EUR minus 12.6 million. For the quarter ended December 31, 2005 cash provided by operating activities amounted to EUR minus 6.4 million and EUR minus 6.2 million cash used in investing activities.

The carrying amounts of the major classes of assets and liabilities held for sale as of December 31, 2006 and September 30, 2006 were as follows:

Assets and liabilities held for sale

As of December 31, 2006 and September 30, 2006 (EUR thousand)

	Dec. 31, 2006 (unaudited)	Sep. 30, 2006
Inventories, net	1,816	4,047
Accounts receivable, net	4,154	11,525

Assets held for sale	5,970	15,572

Accounts payable	4,100	14,322

Liabilities held for sale	4,100	14,322

15
EPCOS AG

4. Stock-based Compensation

For a description of the EPCOS stock-based compensation plan see our Annual Report as of September 30, 2006. Stock options granted under the Stock Option Plan 2004 are accounted based on their intrinsic value. A fair value can not be reliably determined because the Supervisory Board and the Management Board are authorized to introduce a cap in the case of unforeseen events.

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2006	2,696,500	38.21

Granted	559,000	16.31
Exercised	—	—
Forfeited	(187,500)	31.28

Balance as of December 31, 2006	3,068,000	31.68

5. Inventories, net

INVENTORIES, NET

(EUR thousand)

	Dec. 31, 2006	Sep. 30, 2006
	(unaudited)
Raw materials and supplies	63,441	56,730
Work in process	68,850	64,015
Finished products	108,227	93,063

Total inventories, net	240,518	213,808

Total inventories as of December 31, 2006 and September 30, 2006, are net of valuation allowances of EUR 28.011 million and EUR 25.852 million, respectively.

16
EPCOS AG

6. Goodwill and Intangible Assets

The carrying amount of goodwill as of December 31, 2006 and September 30, 2006, is as follows:

GOODWILL

(EUR thousand)

	Dec. 31, 2006 (unaudited)	Sep. 30, 2006
Capacitors and Inductors	3,798	3,798
Ceramic Components	4,084	4,092
SAW Components	273	283

Total consolidated	8,155	8,173

Included in the Consolidated Balance Sheets as of December 31, 2006 and September 30, 2006 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	Dec. 31, 2006		Sep. 30, 2006
	Gross	Net	Gross	Net
	(unaudited)
Patents, licenses and similar rights	39,327	5,011	39,226	5,556
Customer lists	3,200	1,306	3,200	1,387
Other	1,192	263	1,190	320

Total intangible assets (finite lives)	43,719	6,580	43,616	7,263

Amortization related to intangible assets (finite lives) amounted to EUR 0.802 million for the three-month period ended December 31, 2006 (EUR 0.905 million for the three-month period ended December 31, 2005). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first three months of fiscal year 2007. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as in the case of customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

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EPCOS AG

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years (EUR thousand)

2007	2,737
2008	1,732
2009	1,520
2010	1,133
2011	125

7. Product warranties

The accruals for product warranties developed as follows:

PRODUCT WARRANTIES

(EUR thousand)

Balance as of September 30, 2006:	10,484
Product warranties issued during reporting period	502
Utilization of accruals	(2,172)
Change in estimates	(570)
Foreign exchange translation adjustment	(6)

Accrual as of end of period	8,238

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EPCOS AG

8. Earnings per Share

Basic earnings (loss) per share are computed by dividing net loss/income by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three-month periods ended December 31, 2006 and 2005:

EARNINGS/(LOSS) PER SHARE FROM CONTINUING OPERATIONS

(EUR thousand, except share data)

	3-months ended Dec. 31
	2006	2005
Net income from continuing operations – basic	13,105	772
Interest expense on convertible bonds (net of tax)	723	—
Net income – diluted	13,828	772
Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000
Effect of dilutive shares – stock options	6,568	—
Effect of dilutive shares – convertible bonds	6,500,000	—
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	71,806,568	65,300,000
Basic earnings per common share, EUR From continuing operations	0.20	0.01
Diluted earnings per common share, EUR From continuing operations	0.19	0.01

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EPCOS AG

EARNINGS/(LOSS) PER SHARE FROM DISCONTINUED OPERATIONS

(EUR thousand, except share data)

	3-months ended Dec. 31
	2006	2005
Net (loss) from discontinued operations – basic	(25)	(4,003)
Interest expense on convertible bonds (net of tax)	—	—
Net (loss) – diluted	(25)	(4,003)
Denominator for basic earnings per share – weighted average shares	65,300,000	65,300,000
Effect of dilutive shares – stock options	—	—
Effect of dilutive shares – convertible bonds	—	—
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,300,000	65,300,000
Basic earnings per common share, EUR From discontinued operations	0.00	(0.06)
Diluted earnings per common share, EUR From discontinued operations	0.00	(0.06)

On December 31, 2006 6,500,000 shares relating to convertible bonds outstanding and 6,568 potentially dilutive shares from stock options were considered in continuing operations. Neither the convertible bonds nor shares from stock options were considered in discontinued operations because inclusion of these items would have been antidilutive on December 31, 2006. On December 31, 2005 shares relating to convertible bonds outstanding were not considered for both discontinued and continuing operations, because the inclusion would be antidilutive.

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EPCOS AG

9. Pension plans

The following table presents the components of net pension cost for the first three months ended December 31, 2006 and 2005:

PENSION COST, NET

Periods ended December 31, 2006 and 2005

(EUR thousand)

	3-months ended Dec. 31
	2006	2005
Service cost	1,568	1,774
Interest cost	2,256	2,184
Expected return on plan assets	(305)	(376)
Amortization of unrecognized actuarial gains or losses	530	572
Unrecognized prior service cost	14	14

Periodic pension cost, net	4,063	4,168

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EPCOS AG

10. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS, UNAUDITED

(EUR million)

	Capacitors and Inductors	Ceramic Components	SAW Components	Eliminations	Consolidated total
3 months ended Dec. 31, 2006
Orders received	137.0	137.8	93.0		367.8
Net sales from continuing operations	121.6	111.0	101.8		334.4
EBIT	2.1	0.3	14.7		17.1
Interest result, net					(1.6)
Income from continuing operations before income taxes and minority interest					15.5
Provision for income taxes					(2.4)
Minority interest					0.0
Income from discontinued operations					0.0
Net income					13.1
Depreciation and amortization	7.6	8.4	12.0	0.5	28.5
Capital expenditures	2.8	6.8	13.2	1.7	24.5

3 months ended Dec. 31, 2005
Orders received	124.0	104.5	106.8		335.3
Net sales from continuing operations	109.3	97.1	98.4		304.8
EBIT	(6.4)	(2.7)	12.4		3.3
Interest result, net					(2.8)
Income from continuing operations before income taxes and minority interest					0.5
Provision for income taxes					0.3
Minority interest					(0.1)
Income from discontinued operations					(4.0)
Net loss					(3.2)
Depreciation and amortization	8.3	9.4	13.3	0.5	31.5
Capital expenditures	2.8	7.7	7.6	0.5	18.6

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EPCOS AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: February 1st, 2007	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG